MINING LEASE AND OPTION TO PURCHASE AGREEMENT
ROZAN PROPERTY

THIS MINING LEASE AND OPTION TO PURCHASE AGREEMENT (the "Agreement") is made this 13th day of January, 2010, by and between Emgold Mining Corporation, a British Columbia registered public company ("Lessor"), and Valterra Resource Corporation, a British Columbia registered public company ("Lessee").

RECITALS

A. Lessor owns and possesses an undivided one hundred percent (100%) interest (the "Lessor Interest") in and to the "Rozan Property" situated near Nelson, British Columbia. Part of the property is subject to an underlying Lease and Option to Purchase Agreement attached as Exhibit A (the "Denny Agreement"), which Agreement has now converted to a royalty interest in accordance with the provisions of the Denny Agreement.. The mineral claims comprising the Rozan Property are more particularly described in Exhibit B attached hereto.

These claims, together with all ores, minerals, surface and mineral rights, and the right to explore for, mine, and remove the same, and all water rights and improvements, easements, licenses, rights-of-way and other interests appurtenant thereto, shall be referred to collectively as the "Property".

B. The parties now desire to enter into an Agreement granting Lessee, or its assignees, the exclusive right to explore the Property and acquire one hundred (100%)

ownership in the Property, and develop and mine the Property subject to the terms of this Agreement.

THEREFORE, the parties have agreed as follows:

SECTION ONE

Lease Term, Work Obligations, and Buy-out Provisions

1.1 Term of Lease. Lessor hereby leases the Property to Lessee for a term of up to five (5) years (the "Lease Term") or until such time as the Lessee acquires the Lessor's Interest in the Property as outlined in Section 1.3.

1.2 Work Obligation. Lessee shall have five (5) years, the Lease Term, to explore the property by expenditure on exploration and development work on the Property on an optional basis as set out below Cumulative work obligations for exploration and development work shall be as follows:

Year 1:	$50,000
Year 2:	$250,000
Year 3:	$500,000
Year 4	$750,000
Year 5:	$1,000,000
Cumulative Total:	$1,000,000

Exploration expenditures shall include soil sampling, trenching, chip sampling, geological mapping geophysics, diamond drilling, surveying, resource modeling, annual

reports and property filings, and other exploration activities normally accepted in the industry to define a mineral resource on the Property and to provide data to complete a NI-43-101 compliant technical report. In addition to the work commitment above, the Lessee shall use its best efforts dependent upon results derived from exploration and development work on the Property to complete an NI-43-101 compliant resource estimate report prior to the end of Year 5 of the Agreement.

1.3 Option to Acquire of "Lessor Interest". The Lessee shall have the right to acquire the Lessor's Interest in the property, subject to reserved royalty interests, by completing property payments and work obligations as outlined and scheduled in this agreement. Upon receipt of written notice of the Lessee's fulfillment of its requirements and its intent to acquire 100% interest in the Property, the Lessor will arrange for the Lessor's beneficial Interest in the Property to be transferred to the Lessee.

1.4 Delivery of Data. Upon execution of this Agreement Lessor shall deliver to Lessee copies of all maps, deeds, and other documents in Lessor's possession which pertain to the claim title and boundaries, prior workings, production history, results of all exploration and development work undertaken by the Lessor on the property and so forth.

1.5 Transfer of Property. The Lessor shall deliver to the Lessee duly executed transfers of the Property which the Lessee shall be entitled to record at all such places of record as may be appropriate or desirable to effect the legal transfer of the Property to the Lessee. The Lessee will acquire the right, title, and interest of the Lessor in the Property

pursuant to Sections 1.1 to 1.3. The Lessee shall hold the Property subject to the terms of this Agreement, it being understood that the transfer of legal title pursuant to this paragraph is for administrative convenience only and not a transfer of beneficial interest.

SECTION TWO

Obligations of the Lessor and Lessee During the Term of the Lease

2.1 Right to Explore and Conduct Exploration and Environmental Studies. Upon execution of this Agreement, Lessee shall have the right to make geological, environmental, metallurgical, and other necessary investigations and surveys, to drill on the Property by any means, and to have all the rights and privileges incident to ownership of the Property for the purpose of exploring and conducting associated permitting activities.

2.2 Conduct of Work. Lessee shall perform its activities on the Property in accordance with good management practice, shall comply with the applicable laws and regulations relating to the performance of operations on the Property, and shall comply with the applicable worker's compensation laws of the Province of British Columbia.

2.3 Liability and Insurance. During the Lease Term of the Agreement, Lessee shall indemnify and hold Lessor harmless from any claims, demands, liabilities or liens arising out of Lessee's activities on the Property. To that end, Lessee shall obtain and carry a policy of public liability insurance in the amount of $1,000,000.00 or more for

bodily injury and $300,000.00 for property damage, protecting Lessor against any claims for injury to persons or damage to property resulting from Lessee's operations. Lessee shall provide Lessor with a certificate of insurance evidencing such insurance on an annual basis.

2.4 Liens. During the Lease Term, Lessee shall keep the Property free and clear from any and all mechanics' or laborers' liens arising from labor performed on or material furnished to the Property at Lessee's request. However, a lien on the Property shall not constitute a default if Lessee, in good faith, disputes the validity of the claim, in which event the existence of the lien shall constitute a default thirty (30) days after the validity of the lien has been adjudicated adversely to Lessee.

2.5 Installation of Equipment. During the Lease Term, Lessee may install, maintain, replace, and remove any and all machinery, equipment, tools, and facilities which it may desire to use in connection with its activities on the Property. Upon termination of this Agreement for any reason during the Lease Term, Lessee shall have a period of six (6) months following such termination, unless otherwise agreed upon in writing by the Lessor and Lessee, during which it may remove all or part of the above items at its sole cost and expense. Lessor may, at Lessor's discretion, require Lessee to remove all of Lessee's equipment from the Property upon termination. Any equipment remaining on the Property after six (6) months, unless otherwise agreed upon in writing, shall become the property of Lessor.

2.6 Acquisition of Permits. During the Lease Term, Lessee shall acquire all federal, provincial, or local permits, and shall post all bonds required for its operations. Lessee shall be responsible for reclamation of only those areas disturbed by Lessee's activities. In the event that Lessee is required to post a reclamation bond, the bond will revert to Lessee upon satisfactory completion of the reclamation program.

2.7 Drill Logs, Assays, and Maps. During the Lease Term, copies of all drill logs, exploration information including interpretational data, assays, maps, metallurgical studies, and other factual information shall be furnished by Lessee to Lessor annually and upon the expiration or termination of this Agreement, if it occurs during the Lease Term.

2.8 Property Payments During the Lease Term. During the Lease Term, Lessee shall pay money in Canadian currency and issue Common Shares of the Lessee to Lessor, on or before the anniversary dates of the effective date of this Agreement, as shown below:

Property Payment Schedule

Timing	Cash ($CDN)	Shares	5 Year Warrants
Signing		50,000	50,000
Year 1	$30,000	50,000	50,000
Year 2	$30,000	50,000	50,000
Year 3	$40,000	50,000	50,000
Year 4	$40,000	50,000	50,000
Year 5	$60,000	100,000	100,000
Total	$200,000	350,000	350,000

* Warrants prices will be set at the price of the common shares at the time of issuance.

SECTION THREE

Inspection by Lessor During the Term of the Lease

3.1 Inspection of Property. During the Lease Term, Lessor, or Lessor's authorized agents or representatives, shall be permitted to enter upon the Property at all reasonable times for the purpose of inspection, but shall enter upon the Property at Lessor's own risk and so as not to hinder unreasonably the operations of Lessee. Lessor shall indemnify and hold Lessee harmless from any damage, claim, or demand by reason of injury to Lessor or Lessor's agents or representatives on the Property or the approaches thereto.

SECTION FOUR

Taxes During the Term of the Lease

4.1 Taxes. During the Term of the Lease, Lessee shall pay all taxes levied or assessed upon any improvements placed on the Property by Lessee. Upon termination of this Agreement for any reason during the Lease Term, taxes shall be apportioned between the parties on a calendar year basis for the remaining portion of the calendar year.

SECTION FIVE

Maintenance of Claims During the Term of the Lease

5.1 Claim Maintenance and Assessment. During the Lease Term, , Lessee shall be responsible for keeping the claims in good standing, completing any required assessment work, and providing Lessor with proof that the claims are in good standing on an annual basis. Payment and assessment work filings must be completed by February 1 of each year for the upcoming year and the Lessee shall notify the Lessor of the standing of the claims on or before that date each year.

SECTION SIX

Termination and Default During the Term of the Lease

6.1 Termination. During the Lease Term, Lessee shall have the right to terminate this Agreement at its sole discretion at any time by giving thirty (30) days' advance written notice to Lessor. Upon termination, Lessor shall retain all payments previously made as liquidated damages and this Agreement shall cease and terminate. Lessee will provide Lessor with all factual data, maps, assays, chip trays, drill core, sample pulps, and reports and other data pertaining to the Property it obtained from the Lessor or generated during the course of its exploration activities.

6.2 Default. During the Lease Term, If Lessee fails to perform its obligations under this Agreement, and in particular fails to make any payment due to Lessor

hereunder, Lessor may declare Lessee in default by giving Lessee written notice of default which specifies the obligation(s) which Lessee has failed to perform. If Lessee fails to remedy a default in payment within thirty (30) days of receiving the notice of default, and sixty (60) days for any other default or other period to be agreed upon by Lessor or Lessee, Lessor may terminate this Agreement and Lessee shall peaceably surrender possession of the Property to Lessor. The time periods may be extended by mutual agreement by the Lessor and the Lessee, with the intent to give the Lessee a reasonable time to correct the default if it should take longer than the time periods above. Notice of termination shall be in writing and served in accordance with this Agreement.

6.3 Obligations Following Termination. In the event of voluntary or involuntary termination during the Lease Term, Lessee shall surrender possession of the Property to Lessor and shall have no further liability or obligation under this Agreement except for its obligation (1) to pay its apportioned share of taxes, as provided for in Section Four; (2) to pay the cost of removal of all equipment as stated in Section 2.5; (3) to fulfill its reclamation responsibility as stated in Section 2.6; (4) to satisfy any accrued obligations or liabilities; and (5) to satisfy any other obligation imposed by this agreement or by law.

SECTION SEVEN

Obligations of the Lessor and Lessee After Exercise of the Option to Acquire The Lessor's Interest in the Property

7.1 Right to Explore, Develop and Mine. Upon completion of the cash payments and issuance of the shares and warrants provided for in section 2.8, and the, work commitments set out in Section 1.2 herein, and provided the Lessee is not in default in respect of any other provision herein, The Lessee may exercise the option to acquire the Lessor's Interest in the Property by notice in writing to the Lessor, whereupon, the Lessee shall own the property and have the right to make geological, environmental, metallurgical or other necessary investigations and surveys, to drill on the Property by any means, and to have all the rights and privileges incident to ownership of the Property, including without limitation the right to mine underground or on the surface, extract by leaching in place or any other means, remove, save, mill, concentrate, treat, and sell or otherwise dispose of ores, concentrates, mineral-bearing earth and rock and other products therefrom. The Lessor's Interest in the Property shall convert to a royalty interest only.

7.2 2% Denny Production Royalty. There is currently a 2% Net Smelter Royalty ("NSR") on the property as outlined in the Denny Agreement. The Lessor currently has the option to purchase the NSR for a payment of CDN $1 million as provided in the Denny Agreement. In the event that the Lessor elects to exercise its

option to acquire the NSR, the Lessor shall notify the Lessee in writing of its intent. The Lessee shall have 30 days to pay to the Lessor CDN $500,000 which the Lessor will apply in acquisition of the NSR and 50% of the NSR (1%) acquired by the Lessor shall be assigned to the Lessee ("Lessee's Royalty Interest") and the Lessor will retain the residual 1%. Should the Lessee not make the necessary payment within the 30 day timeframe, the Lessor shall have the right to acquire the entire NSR. Should the Lessor acquire the entire NSR, the Lessee shall retain the right to purchase 50% of the NSR (1%) by making a payment to the Lessor of CDN $750,000.

7.3 1% Denny Production Royalty. There is currently an additional 1% Net Smelter Royalty on the property set out in the Denny Agreement. The remaining 1% Denny Royalty is subject to a right of first purchase by the Lessor. Should the Lessor acquire the remaining 1% of the Denny Royalty, the Lessee shall have first right of purchase to acquire this royalty should the Lessor elect in the future to sell it to a third party.

7.4 Definition of Net Smelter Return. "Net Smelter Returns" shall mean all proceeds, received or deemed received from any mint, smelter, refinery, reduction works or other purchaser from the sale of ores, metals, concentrates or other mineral products produced or deemed to be produced from the Property after deducting from such proceeds, to the extent that they are actually incurred and were not deducted by the Lessee, in computing payment, sampling and assaying costs; treatment, smelting and

refining charges; penalties; costs of transportation of ores, metals, concentrates or other mineral products from the Property to any mint, smelter, refinery, reduction works or other purchaser; insurance on such ores, metals, concentrates or other mineral products; and taxes of a sales or value-added nature.

7.5 Calculation of Net Smelter Return. The amount of Net Smelter Returns shall be calculated as follows:

a) For all minerals produced from the Property the Net Smelter Returns shall be calculated based on the amounts actually received during any calendar quarter from the sale of ores, metals, concentrates or other mineral products less the deductions specified in section 7.4, as applicable.

b) The amount of the Net Smelter Returns calculated in respect of any calendar quarter shall be paid by Lessee to the respective Royalty holder within sixty (60) days of receipt of payment from the smelter. Payments shall be made in Canadian dollars and amounts calculated in U.S. dollars shall be converted into Canadian dollars at the exchange rate prevailing on the date of payment in respect of which the Net Smelter Returns are payable. Payments of Net Smelter Returns shall be accompanied by detailed calculations and supporting documentation showing the amounts payable.

7.6 Payments of Net Smelter Returns for a calendar year shall be subject to adjustment within six (6) months after the end of the calendar year based on an audit. The year end calculation of Net Smelter Returns shall be audited by a national firm of chartered accountants designated by the Lessee or its assignee(s) (which may be the auditor of Lessee or its assignee(s)) and:

a) copies of the audited reports shall be delivered to Lessee and/or its assignee(s) to the respective Royalty holders by the chartered accounting firm; and

b) each party shall have three (3) months after receipt of any audited report to object thereto in writing to the other party, and failing such objection, such report shall be deemed correct; and

c) in the event of a re-audit, all costs relating to such re-audit shall be paid by Lessee or its assignee(s) unless the re-audit was required by the respective Royalty holders and the original audit is found to be substantially correct, in which case such costs shall be paid by the Royalty holder requesting the re-audit.

7.7 Lessor will not assign its rights under this Agreement or pledge, mortgage, charge or otherwise encumber the Property or its interest in it unless the assignee or the pledgee, mortgagee, or holder of the charge or encumbrance covenants with the Denny's

in writing to be bound by and comply with the Denny Agreement and, in the case of a pledgee, mortgagee or holder of any charge or encumbrance, agrees that the right of the Denny's to be paid the royalty herein provided for shall have priority over all rights of such pledgee, mortgagee or holder of a charge or encumbrance.

7.8 Inspection of Accounts. Lessee agrees to keep accurate books of account reflecting the mining operations on the Property, and Lessor shall have the right, either personally or through a qualified accountant of Lessor's choice and at Lessor's cost, to examine and inspect the books and records of Lessee pertaining to the mining, milling and shipping operations of Lessee.

7.9 Cessation of Commercial Production and Mine Closure. Lessee, upon making a decision to permanently cease commercial production and close the mine, shall notify the Lessor in writing. Lessee will continue to pay Lessor and/or the Dennys any royalty payments due from any residual mineral processing from the Property after closure such as processing of heap leach pads, mill clean out, or other sources of valuable minerals after the closure decision has been made and mining activities have ceased.

SECTION EIGHT

Termination and Default After the Exercise of the Lessee's Option to Acquire The Lessor's Interest in the Property

8.1 Termination. After Lessee has exercised its option to acquire the Lessor's Interest in the Property, this agreement can be terminated only by written consent of both parties. Should Lessee elect to drop any of the claims at any time, the Lessor shall retain the right of having the claims transferred back into its name and retake possession of the claims in the same manner as provided for in the original Denny Agreement.

8.2 Default. After Lessee has exercised its option to acquire the Lessor's Interest in the Property, if Lessee fails to perform its obligations under this Agreement, and in particular fails to make any payment due to Lessor hereunder, Lessor may declare Lessee in default by giving Lessee written notice of default which specifies the obligation(s) which Lessee has failed to perform. If Lessee fails to remedy a default in payment within thirty days (30) of receiving the notice of default or other period to be agreed upon by Lessor and Lessee, and sixty (60) days for any other default or other period to be agreed upon by Lessor or Lessee, Lessor may take steps to put a lien on the Property and/or equipment and structures of the Lessee located on the Property or invoke the Dispute Resolution clause contained in this Agreement, until such time as the default is remedied.

SECTION NINE

Notices and Payments

9.1 Notices. All notices to Lessee or Lessor shall be in writing and shall be sent by overnight express delivery to the addresses below. Notice of any change in address shall be given in the same manner.

TO LESSOR:

Emgold Mining Corporation
Suite 1400
570 Granville Street
Vancouver, British Columbia V6C 3P1

TO LESSEE:

Valterra Resource Corporation
Suite 1100
1199 West Hastings Street
Vancouver, British Columbia V6E 3T5

9.2 Payments. All payments shall be in CDN. currency payable to Lessor at the address above.

9.3 Press Releases. Lessee shall provide Lessor of all news releases related to the property. Lessee will use its best efforts to allow the Lessee to review and comment on such press releases prior to their release as appropriate. Failure to comment within 24 hours from receipt of such release will be deemed consent to the contents thereof.

SECTION TEN

Assignment

10.1 Lessee may assign this Agreement at any time, in whole or in part, upon the prior written consent of Lessor, which consent shall not be unreasonably withheld.

SECTION ELEVEN

Warranty of Title

11.1 Warranty. Lessor warrants and represents, to the best of Lessors's knowledge and belief at the execution of this Agreement, that it is the owner of the mining claims as outlined in Exhibit "B"; that the claims are valid under the mining laws of Canada and the Province of British Columbia; that Lessor has and will continue to have the right to commit the claims to this Agreement; and that Lessor is not aware of any liens, encumbrances, claim disputes, legal actions or liabilities (including environmental liabilities) affecting the Property other than as described herein. However, Lessor does not warrant the presence of a valuable mineral discovery on any of the claims comprising the Property.

11.2 Examination of Title Documents. Promptly after execution of this Agreement, Lessor shall deliver to Lessee copies of all certificates of location, affidavits of annual assessment work and any other documents bearing upon Lessor's title, interest, or ownership in the Property. Lessee may then undertake such further investigation of

the title and status of the claims as Lessee shall deem necessary. If that investigation should reveal defects in the title, Lessor agrees to proceed forthwith to cure said title defects to the satisfaction of Lessee; and in the event Lessor should not do so, Lessee may cure such title defects and deduct the expense incurred, including reasonable attorney's fees, from any payment to be made hereunder. The deduction in each year may not exceed one-half of the cash payment payable to Lessor.

11.3 No Liability for Loss of Claims. Lessee shall not be held liable for the loss of any claims by virtue of invalid location by Lessor. Lessee shall not be held liable for the loss of any claims due to any act of governmental agencies, provided that Lessee has taken all reasonable and legal means to protect and maintain such claims.

SECTION TWELVE

Force Majeure

12.1 Suspension of Obligations. If Lessee is prevented by Force Majeure from timely performance of any of its obligations hereunder, except the payment of money, the failure of performance shall be excused and the period for performance shall be extended for an additional period equal to the duration of Force Majeure. (Specifically, Lessee shall not be excused from making property lease or royalty payments pursuant to Section 2.8, 7.2, and 7.3; maintaining the claims in accordance with Section 5.1; or maintaining insurance coverage in accordance with Section 2.3.) Upon the occurrence and upon the

termination of Force Majeure, Lessee shall promptly notify Lessor in writing. Lessee shall use reasonable diligence to remedy Force Majeure, but shall not be required to contest the validity of any law or regulation or any action or inaction of civil or military authority. Should Force Majeure be necessary, the term of the lease period shall be extended by the period the property is in Force Majeure.

12.2 Definition of Force Majeure. "Force Majeure" means any cause beyond a party's reasonable control, including law or regulation; action or inaction of civil or military authority; inability to obtain any license, permit, or other authorization that may be required to conduct operations on or in connection with the Property; interference with mining operations by a lessee of oil, gas, or geothermal resources under the Property; unusually severe weather; mining casualty; fire; explosion; flood; insurrection; riot; labor disputes; inability after diligent effort to obtain workmen or material; delay in transportation; and acts of God.

12.3 Economic Force Majeure. During the extended term of this Agreement after exercise by the Lessee of its option to acquire Lessor's interest, Lessee shall have the right to suspend operations and hold the Property during periods of Economic Force Majeure. "Economic Force Majeure" shall mean periods during which the price of gold or other mineral commodities is too low to allow economic recovery and sale of ore from the Property. However, Lessee shall continue to pay property payments and maintain the Property during conditions of Economic Force Majeure.

SECTION THIRTEEN

Dispute Resolution

13.1 Any dispute, controversy, or claims arising out of or relating to this Agreement or the breach, termination, interpretation, or invalidity thereof (a "Dispute") shall be resolved as follows:

a) The Participants shall endeavor for a period of two weeks to resolve the Dispute by negotiation. This period may be extended by the agreement of both parties.

b) If negotiations are unsuccessful, the Participants, at the request of either Participant, shall attempt to mediate the Dispute before a mutually acceptable mediator. The mediation shall be completed within three weeks of the request for mediation, unless the Participants extend the period in writing.

c) In the event the Dispute is not successfully mediated, the Participants agree to submit the Dispute to binding arbitration in accordance with the Commercial Arbitration Rules of the Arbitration and Mediation Institute of Canada. ("AMIC") The arbitration shall be administered by the AMIC. Unless otherwise agreed by the Participants, there shall be one arbitrator who shall be a person with a expertise or background in the subject matter of the Dispute. If the Participants are unable to select and arbitrator with 30 days of the notice of arbitration, the arbitrator may be selected by the AIMC. The place of arbitration shall be Vancouver, British Columbia, or other

location mutually agreed upon by the Participants. The arbitrator shall render a decision in writing not more than 6 months after the appointment of the arbitration. The arbitrator's decision shall be final and binding on the Participants and not subject to appeal or review. The prevailing Participant shall be entitled to an award of costs and attorney's fees unless the arbitrator determines that each Participant should bear its own costs and share of common costs of arbitration.

SECTION FOURTEEN

Miscellaneous Provisions

14.1 Binding Effect. This Agreement shall enure to the benefit of and be binding upon the parties hereto, their respective, successors and assigns.

14.2 Applicable Law. The terms and provisions of this Agreement shall be interpreted in accordance with the laws of the Province of British Columbia.

14.3 Entire Agreement. This Agreement terminates and replaces all prior agreements, either written, oral or implied, between the parties hereto, and constitutes the entire agreement between the parties.

14.4 Void or Invalid Provisions. If any term, provision, covenant or condition of this Agreement, or any application thereof, should be held by a court of competent jurisdiction to be invalid, void or unenforceable, all provisions, covenants and conditions of this Agreement, and all applications thereof not held invalid, void or unenforceable,

shall continue in full force and effect and shall in no way be affected, impaired, or invalidated thereby.

14.5 Time of the Essence. Time is of the essence of this Agreement and each and every part thereof.

14.6 Confidentiality. All reports and data provided by Lessee to Lessor shall be held in strictest confidence, and except as required by applicable securities legislation, rules or policies, Lessor shall not disclose such information without Lessee's prior written consent which consent shall not be unreasonably withheld..

14.7 No Partnership. Nothing in this Agreement shall create a partnership between Lessor and Lessee.

14.8 Effective Date. This agreement is subject to regulatory approval by the TSX-Venture Exchange. The Effective Date of the Agreement will be the date of approval by the TSX-Venture Exchange.

14.9 Amendment of the Agreement. Amendments to the Agreement can be made at any time with the written consent of both parties.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the day and year first above written.

LESSOR: EMGOLD MINING CORPORATION

By______________________________
DAVID WATKINSON, PRES. & COO

LESSEE: VALTERRA RESOURCES CORPORATION

By______________________________
LAWRENCE PAGE, PRESIDENT

EXHIBIT A - DENNY AGREEMENT

ROZAN PROPERTY AGREEMENT
NELSON AREA, BRITISH COLUMBIA

THIS AGREEMENT is dated for reference the 11th day of February, 2000.

BETWEEN:

MR. JACK DENNY
Box 325
Salmo, B.C.
V0G 1Z0 and
MR. ERIC DENNY,
Site 21, Comp 9, R.R. #1
Nelson, B.C., BC V1L 5P4

(hereinafter collectively referred to as the "Optionors")

OF THE FIRST PART

AND:

EMGOLD MINING CORPORATION, of
P.O. Box 10435,
1610 - 777 Dunsmuir Street,
Vancouver, British Columbia V7Y 1K4

(hereinafter referred to as "Emgold")

OF THE SECOND PART

WHEREAS:

A. The Optionors, jointly as seventy-five percent (75%) to Jack Denny and twenty-five percent (25%) to Eric Denny, hold 100% right, title and interest in and to twenty-two (22) mineral claims (35 units) located at latitude 49°24'N and longitude 117°20'W in the Nelson Mining Division near Nelson, British Columbia more particularly described in Schedule "A" attached hereto (the "Property").

B. The Optionors desire to option the Property to Emgold and Emgold is desirous of optioning the said Property upon the terms and subject to the conditions herein contained.

NOW THEREFORE in consideration of the premises and of the mutual covenants and provisos herein contained, the parties hereto agree as follows:

(a) enter upon the Property;

(b) have exclusive and quiet possession thereof;

(c) do such prospecting, exploration, development or other mining work thereon and thereunder as Emgold in its sole discretion may consider advisable;

(d) bring upon and erect upon the Property such mining facilities as Emgold may consider advisable; and

(e) remove from the Property and sell or otherwise dispose of any mineral products derived therefrom.

2. OPTION AND COMMITMENTS

In consideration for 100% of the Optionors' right, title and interest in the Property, subject to the provisions hereof, Emgold shall make payments of $100,000 and 200,000 shares to the Optionors over a six year period as follows:

(a) Emgold agrees to make cash payments to the Optionors, as to 75% to Jack Denny and 25% to Eric Denny, as follows:

(i) $5,000 upon signing, on or before April 1, 2000;

(ii) a further $5,000 on or before April 1, 2001;

(iii) a further $10,000 on or before April 1, 2002;

(iv) a further $10,000 on or before April 1, 2003;

(v) a further $15,000 on or before April 1, 2004;

(vi) a further $25,000 on or before April 1, 2005; and

(vii) a further $30,000 on or before April 1, 2006.

(b) Emgold agrees to issue and allot 200,000 common shares of Emgold Mining Corporation, issueable to the Optionors, as to 75% to Jack Denny and 25% to Eric Denny, as follows:

(i) 50,000 shares upon Regulatory Approval of this agreement, on or before April 1, 2000;

(ii) a further 50,000 shares on or before April 1, 2001, subject to section 26.2;

(iii) a further 50,000 shares on or before April 1, 2002, subject to section 26.2; and

(iv) a further 50,000 shares on or before April 1, 2003, subject to section 26.2.

3. ACQUISITION OF INTEREST

Upon the completion by Emgold of the cash and share payments set out in section 2, Emgold shall have earned an undivided 100% interest in and to the Property, subject only to the royalty interest reserved to the Optionors pursuant to section 5.

4. TERMINATION OF AGREEMENT

The following events shall be deemed to constitute defaults for the purposes of section 14 and shall (subject to the provisions of section 14) entitle the Optionors to terminate this Agreement:

(a) if any of the payments referred to in section 2 have not been made by Emgold on the date on which such payment is required to be made; or

(b) if Emgold has not obtained the Regulatory Approval provided for in section 26 within the time limitation therein specified.

Upon termination of this Agreement by the Optionors pursuant to this section 4 the provisions of section 11 shall apply.

5. ROYALTY INTEREST OF THE OPTIONORS

The Optionors shall be entitled to receive and Emgold shall pay to the Optionors a royalty equal to 3% of Net Smelter Returns as defined in section 6 (the "Royalty"); PROVIDED THAT Emgold shall have the right to purchase 66 2/3% of the Royalty for the sum of $1,000,000.

If at any time the Optionors wish to sell or assign the retained 1% Royalty the Optionors agree to give Emgold a 30 day right of first purchase to acquire such interest provided that the Optionors shall not thereafter offer the Royalty to a third party on terms less favourable than those offered to Emgold.

6. ROYALTY PAYMENTS

6.1 "Net Smelter Returns" shall mean all proceeds, received or deemed received from any mint, smelter, refinery, reduction works or other purchaser from the sale of ores, metals, concentrates or other mineral products produced or deemed to be produced from the Property after deducting from such proceeds, to the extent that they are actually incurred and were not deducted by the purchaser, in computing payment; sampling and assaying; treatment, smelting and refining charges; penalties; costs of transportation of ores, metals, concentrates or other mineral products from the Property to any mint, smelter, refinery, reduction works or other purchaser; insurance on such ores, metals, concentrates or other mineral products; and taxes of a sales or value-added nature.

6.2 The amount of Net Smelter Returns shall be calculated as follows:

(a) For all minerals produced from the Property the Net Smelter Returns shall be calculated based on the amounts actually received during any calendar quarter from the sale of ores, metals, concentrates or other mineral products less the deductions specified in section 6.1, as applicable.

(b) The amount of the Net Smelter Returns calculated in respect of any calendar quarter shall be paid by Emgold to the Optionors within sixty (60) days of the end of the quarter. Payments shall be made in Canadian dollars and amounts calculated in U.S. dollars shall be converted into Canadian dollars at the exchange rate prevailing on the last business day of the calendar quarter in respect of which the Net Smelter Returns are payable. Payments of Net Smelter Returns shall be accompanied by detailed calculations and supporting documentation showing the amounts payable.

6.3 Payments of Net Smelter Returns for a calendar year shall be subject to adjustment within six (6) months after the end of the calendar year based on an audit. The year end calculation of Net Smelter Returns shall be audited by a national firm of chartered accountants designated by Emgold or its assignee(s) (which may be the auditor of Emgold or its assignee(s)) and:

(a) copies of the audited reports shall be delivered to Emgold or its assignee(s) and the Optionors by the chartered accounting firm; and

(b) either party shall have three (3) months after receipt of any audited report to object thereto in writing to the other party, and failing such objection, such report shall be deemed correct; and

(c) in the event of a re-audit, all costs relating to such re-audit shall be paid by Emgold or its assignee(s) unless the re-audit was required by the

Optionors and the original audit is found to be substantially correct, in which case such costs shall be paid by the Optionors.

6.4 Emgold will not assign its rights under this Agreement or pledge, mortgage, charge or otherwise encumber the Property or its interest in it unless the assignee or the pledgee, mortgagee, or holder of the charge or encumbrance covenants with the Optionors in writing to be bound by and comply with this Agreement and, in the case of a pledgee, mortgagee or holder of any charge or encumbrance, agrees that the right of the Optionors to be paid the royalty herein provided for shall have priority over all rights of such pledgee, mortgagee or holder of a charge or encumbrance.

7. TRANSFER OF PROPERTY

Concurrently with the execution of this Agreement the Optionors shall deliver to Emgold duly executed transfers of the Property which Emgold shall be entitled to record at all such places of record as may be appropriate or desirable to effect the legal transfer of the Property to Emgold; PROVIDED THAT until Emgold has acquired the right, title and interest of the Optionors in the Property pursuant to section 3, Emgold shall hold the Property subject to the terms of this agreement, it being understood that the transfer of legal title pursuant to this paragraph is for administrative convenience only and not a transfer of beneficial interest.

8. EXCLUSION OF PROPERTY

Emgold shall have the right at any time and from time to time to exclude from this Agreement any one or more parts of the Property as may be permitted by regulation by written notice to the Optionors of its election so to do; PROVIDED THAT any part of the Property so excluded shall be in good standing for 12 months, free and clear of all liens and encumbrances, AND PROVIDED FURTHER that Emgold, if requested by the Optionors in writing, shall deliver to the Optionors recordable transfers of the part of the Property so excluded in favour of the Optionors.

9. COVENANTS OF EMGOLD

During the currency of this Agreement, Emgold shall:

(a) carry out and record work for assessment purposes and as required to maintain the Property in good standing and will file all property work for assessment purposes up to a maximum of ten years assessment credits;

(b) permit the Optionors, or its representative, duly authorized by it in writing, at its own risk and expense, access to the Property at all reasonable times and to all records prepared by Emgold in connection with work done on or

with respect to the Property, PROVIDED the Optionors shall not, without the prior written consent of Emgold, such consent not to be unreasonably withheld, disclose any information obtained by it or communicated to it, to any third party except as may be required by regulatory bodies having jurisdiction;

(c) furnish to the Optionors as soon as practical in each year a comprehensive written report on the work carried out by Emgold on or with respect to the Property during the preceding year and results obtained;

(d) provide the Optionors with copies of all news releases relating to the Property; and

(e) conduct all reclamation work on the Property for which Emgold is responsible.

10. COVENANTS OF THE OPTIONORS

The Optionors covenant with and represent and warrant to Emgold that:

(a) the Optionors are the legal and beneficial owners of the Property;

(b) the Property has been duly and validly located and recorded in accordance with the applicable laws of British Columbia and are valid and subsisting mineral claims as of the date of execution and delivery of this Agreement;

(c) the Property is in good standing, free and clear of all liens, charges and encumbrances;

(d) the Optionors have the exclusive right and authority to enter into this Agreement and to dispose of the Property in accordance with the terms hereof, and that no other person, firm or corporation has any proprietary or other interest in the same; and

(e) the Optionors will provide Emgold with all reference material, reports, and data in the Optionors possession which is pertinent to the Property.

The representations and warranties of the Optionors hereinbefore set out form a part of this Agreement and are conditions upon which Emgold has relied in entering into this Agreement and shall survive the acquisition of the Property by Emgold.

The Optionors will indemnify and save Emgold harmless from all loss, damage, costs, actions and suits arising out of or in connection with any breach of any representation, warranty, covenant, agreement or condition contained in this Agreement. The Optionors acknowledge and agree that Emgold has entered into this Agreement relying on the

warranties and representations and other terms and conditions of this Agreement and that no information which is now known or which may hereafter become known to Emgold or its officers, directors or professional advisors shall limit or extinguish the right to indemnify hereunder. Emgold may deduct the amount of any such loss or damage from any amounts payable by it to Emgold hereunder.

11. TERMINATION PRIOR TO ACQUISITION OF PROPERTY

If this Agreement is terminated, Emgold shall:

(a) quit claim all interest in the Property to the Optionors, and (if necessary) re-transfer to the Optionors at no cost to the Optionors 100% undivided right, title and interest in the Property, free and clear of all liens and encumbrances, and in good standing with respect to the performance of assessment work for at least one (1) year;

(b) deliver to the Optionors as soon as possible after receipt of written request from the Optionors copies of all reports, maps, drill logs, assay results and any other relevant technical data compiled by Emgold with respect to the Property; and

(c) remove from the Property within twelve (12) months of the effective date of termination all mining facilities erected, installed or brought upon the Property by or at the instance of Emgold, and any mining facilities remaining on the Property after the expiration of the said period shall, without compensation to Emgold, become the property of the Optionors.

12. ADDITIONAL TERMINATION

In addition to any other termination provisions contained in this Agreement, Emgold shall at any time have the right to terminate this Agreement without liability therefore by giving written notice of such termination to the Optionors, and in the event of such termination this Agreement, save and except for the provisions of section 11 hereof, and subject to the obligations of Emgold arising from termination, shall be of no further force and effect.

13. FORCE MAJEURE

If Emgold is prevented or delayed in complying with any provisions of this Agreement by reason of strikes, lockouts, labour shortages, power shortages, fires, wars, acts of God, governmental regulations restricting normal operations or any other reason or reasons beyond the control of Emgold, the time limited for the performance of the various provisions of this Agreement as set out above shall be extended by a period of time equal

in length to the period of such prevention and delay. Emgold, insofar as is possible, shall promptly give written notice to the Optionors of the particulars of the reasons for any prevention or delay under this section, and shall take all reasonable steps to remove the cause of such prevention or delay and shall give written notice to the Optionors as soon as such cause ceases to subsist.

14. DEFAULT

Notwithstanding anything in this Agreement to the contrary, if Emgold should be in default in performing any requirement herein set forth the Optionors shall give written notice to Emgold specifying the default and Emgold shall not lose any rights granted under this Agreement, unless, within sixty (60) days after the giving of a notice of default by the Optionors, Emgold has failed to take reasonable steps to cure the default by the appropriate payment or performance, (Emgold hereby agreeing that should it so commence to cure any defect it will prosecute the same to completion without undue delay); and if Emgold fails to take reasonable steps to cure any such default, the Optionors shall be entitled thereafter to terminate this Agreement and the provisions of section 11 shall then be applicable, and to seek any remedy it may have on account of such default.

15. NOTICE

Any notice required to be given under this Agreement shall be deemed to be well and sufficiently given if delivered or if mailed by registered mail in Canada (save and except during the period of any interruption in the normal postal service within Canada) or sent by prepaid telegram or by fax, in the case of the Optionors addressed as follows:

Jack Denny Box 325 and
Salmo, BC V0G 1Z0

Eric Denny
Site 21, Comp 9, R.R. #1,
Nelson, B.C., V1L 5P4

Telephone No.: (250) 357-2257

and in the case of Emgold addressed as follows:

P.O. Box 10435
1610 - 777 Dunsmuir Street
Vancouver, BC V7Y 1K4

Telephone No.: (604) 687-4622
Fax No.: (604) 687-4212

and any notice given as aforesaid shall be deemed to have been given, if delivered, when delivered, if faxed, when received, or if mailed, or telegraphed, on the third business day after the date of mailing or telegraphing thereof. Either party may from time to time by notice in writing change its address for the purpose of this section.

in length to the period of such prevention and delay. Emgold, insofar as is possible, shall promptly give written notice to the Optionors of the particulars of the reasons for any prevention or delay under this section, and shall take all reasonable steps to remove the cause of such prevention or delay and shall give written notice to the Optionors as soon as such cause ceases to subsist.

14. DEFAULT

Notwithstanding anything in this Agreement to the contrary, if Emgold should be in default in performing any requirement herein set forth the Optionors shall give written notice to Emgold specifying the default and Emgold shall not lose any rights granted under this Agreement, unless, within sixty (60) days after the giving of a notice of default by the Optionors, Emgold has failed to take reasonable steps to cure the default by the appropriate payment or performance, (Emgold hereby agreeing that should it so commence to cure any defect it will prosecute the same to completion without undue delay); and if Emgold fails to take reasonable steps to cure any such default, the Optionors shall be entitled thereafter to terminate this Agreement and the provisions of section 11 shall then be applicable, and to seek any remedy it may have on account of such default.

15. NOTICE

Any notice required to be given under this Agreement shall be deemed to be well and sufficiently given if delivered or if mailed by registered mail in Canada (save and except during the period of any interruption in the normal postal service within Canada) or sent by prepaid telegram or by fax, in the case of the Optionors addressed as follows:

> Box 325
> Salmo, BC V0G 1Z0
>
> Telephone No.: (250) 357-2257

and in the case of Emgold addressed as follows:

> P.O. Box 10435
> 1610 - 777 Dunsmuir Street
> Vancouver, BC V7Y 1K4
>
> Telephone No.: (604) 687-4622
> Fax No.: (604) 687-4212

and any notice given as aforesaid shall be deemed to have been given, if delivered, when delivered, if faxed, when received, or if mailed, or telegraphed, on the third business day after the date of mailing or telegraphing thereof. Either party may from time to time by notice in writing change its address for the purpose of this section.

16. LIMITATION OF LIABILITIES OF EMGOLD

Except as specifically provided otherwise, nothing herein contained shall be construed as obligating Emgold to do any acts or make any payments hereunder and any act or acts, or payment or payments as shall be made hereunder shall not be construed as obligating Emgold to do any further act or make any further payment. If this Agreement is terminated Emgold shall not be bound thereafter in debt, damages or otherwise under this Agreement save and except as provided for in section 11 and with respect to obligations arising from termination; and all payments theretofore paid by Emgold shall be retained by the Optionors in consideration for entering into this Agreement and for the rights conferred on Emgold thereby.

17. PAYMENTS

Any payments to the Optionors which Emgold may make under the terms of this Agreement shall be in Canadian funds and shall be deemed to have been well and sufficiently made in timely manner if cheques drawn on a Canadian chartered bank, payable to the Optionors are mailed to the Optionors at the address stipulated for receiving notices hereunder by prepaid mail from a point in Canada on or before the date such payment is to be made.

18. FURTHER ASSURANCES

The parties hereto agree to execute all such further or other assurances and documents and to do or cause to be done all acts or things necessary to implement and carry into effect the provisions and intent of this Agreement.

19. TIME OF ESSENCE

Time shall be of the essence of this Agreement.

20. TITLES

The titles to the respective sections hereof shall not be deemed as part of this Agreement but shall be regarded as having been used for convenience only.

21. AREA OF INTEREST

During the term of this Agreement, any mineral claim lease, or other mineral right acquired by or on behalf of either party, any portion of which is within 2.0 km from the present outside boundaries of the Property shall be deemed to have been acquired on

behalf of and for the benefit of the parties, and shall be included as the Property under the terms of this Agreement.

22. SUCCESSORS AND ASSIGNS

This Agreement shall ensure to the benefit of and be binding upon the parties hereto and their respective successors, and assigns.

23. ARBITRATION

If any question, difference or dispute shall arise between the parties or any of them in respect of any matter arising under this Agreement or in relation to the construction hereof the same shall be determined by the award of three arbitrators to be named as follows:

(a) the party or parties sharing one side of the dispute shall name an arbitrator and give notice thereof to the party or parties sharing the other side of the dispute;

(b) the party or parties sharing the other side of the dispute shall, within fourteen (14) days of receipt of the notice, name an arbitrator; and

(c) the two arbitrators so named shall, within fifteen (15) days of the naming of the latter of them, select a third arbitrator.

The decision of the majority of these arbitrators shall be made within thirty (30) days after the selection of the latter of them. The expense of the arbitration shall be borne equally by the parties to the dispute. If the parties on either side of the dispute fail to name their arbitrâtor within the time limited or to proceed with the arbitration, the arbitrator named may decide the question. The arbitration shall be conducted in accordance with the provisions of the Commercial Arbitration Act of the Province of British Columbia, and the decision of the arbitrator or a majority of the arbitrators, as the case may be, shall be conclusive and binding upon all the parties.

24. GOVERNING LAW

This Agreement shall be governed by and interpreted in accordance with the laws of the Province of British Columbia.

25. PRIOR AGREEMENTS

This Agreement supercedes and replaces all prior agreements between the parties hereto with respect to the Property, which said prior agreements shall be deemed to be null and void upon the execution hereof.

26. REGULATORY APPROVALS

26.1 This Agreement shall be subject to the approval of the Canadian Venture Exchange.

26.2 Each allotment and issuance of shares of Emgold to the Optionors as described in sections 2 (b) (ii) (iii) and (iv) shall be subject to the acceptance by the Canadian Venture Exchange. A geological report may be required summarizing work done on the Property for the previous year and recommending further work on the Property.

IN WITNESS WHEREOF the parties hereto have hereunto executed these presents as of the day and year first above written.

SIGNED by **JACK DENNY** in the presence of:

Name: Leona McNeill

Address: Site 30 Comp 25 RR#2

City: Nelson B.C.

Occupation: Retiree

Jack Denny
JACK DENNY

SIGNED by **ERIC DENNY** in the presence of:

Name: Leona McNeill

Address: Site 30 Comp 25 RR#2

City: Nelson BC

Occupation: Retiree

Eric Denny
ERIC DENNY

THE CORPORATE SEAL OF **EMGOLD MINING CORPORATION** was hereunto affixed in the presence of:

____

____

C/S

SCHEDULE "A"

REFERRED TO IN THE AGREEMENT DATED FOR REFERENCE THE 10TH DAY OF FEBRUARY, 2000 BETWEEN MR. JACK DENNY, MR. ERIC DENNY AND EMGOLD MINING CORPORATION.

Claim	Number	Units	Anniversary	Expiry
GOLD 1	233460	1	October 22	2007
GOLD 2	233461	1	October 22	2007
GOLD 3	329912	1	August 7	2007
GOLD 4	329913	1	August 7	2007
GOLDEN EAGLE	232886	1	April 1	2007
GOLDEN EAGLE 2	232754	1	April 3	2007
GOLDEN EAGLE 3	232755	1	April 3	2007
GOLDEN EAGLE 5	232756	1	April 3	2007
HALL 1	339837	1	September 10	2004
HALL 2	339838	1	September 10	2004
HALL 3	339839	1	September 10	~~2004~~ 2003
ROZ 1	324422	1	April 3	2007
ROZ 2	324423	1	April 3	2007
ROZ 3	324424	1	April 3	2007
ROZ 4	324425	1	April 3	2007
ROZAN	232807	6	October 5	2004
ROZAN 2	368457	8	April 15	2003
ROZAN 3	368458	2	April 15	2003

E.D. [signature] [initials]

ROZAN 4	370548	1	July 30	2003
ROZAN 5	370549	1	July 30	2003
ROZAN 6	370550	1	July 30	2003
ROZAN 7	370551	1	August 1	2003

Being twenty-two mineral claims (35 units) situated in the Nelson Mining Division, in the Province of British Columbia.

EXHIBIT B – CLAIM INFORMATION

CLAIM	TENURE	HA	ISSUED	CAD	PEXP	EVENT	NEXP	Underlying NSR
GOLD 1	233460	25.000	19861022	0402	2010	#3220653	2011	Denny
GOLD 2	233461	25.000	19861022	0402	2010	#3220653	2011	Denny
GOLD 3	329912	25.000	19940807	0402	2010	#3220653	2011	Denny
GOLD 4	329913	25.000	19940807	0402	2010	#3220653	2011	Denny
GOLDEN EAGLE	232886	25.000	19800401	0402	2010	#3220653	2011	Denny
GOLDEN EAGLE 2	232754	25.000	19790403	0402	2010	#3220653	2011	Denny
GOLDEN EAGLE 3	232755	25.000	19790403	0402	2010	#3220653	2011	Denny
GOLDEN EAGLE 5	232756	25.000	19790403	0402	2010	#3220653	2011	Denny
HALL 1	339837	25.000	19950910	0402	2010	#3220653	2011	Denny
HALL 2	339838	25.000	19950910	0402	2010	#3220653	2011	Denny
HALL 3	339839	25.000	19950910	0402	2010	#3220653	2011	Denny
HALL 4	378494	500.000	20000701	0402	2010	#3220653	2011	Denny
HALL 5	378495	25.000	20000629	0402	2010	#3220653	2011	Denny
HALL 6	378496	25.000	20000629	0402	2010	#3220653	2011	Denny
HALL 7	378497	25.000	20000629	0402	2010	#3220653	2011	Denny
HALL 8	378498	25.000	20000629	0402	2010	#3220653	2011	Denny
HALL 9	378499	25.000	20000629	0402	2010	#3220653	2011	Denny
HALL 10	406240	150.000	20031028	0402	2009	#3220653	2010	Denny
HALL 11	406241	250.000	20031030	0402	2009	#3220653	2010	Denny
ROZ 1	324422	25.000	19940403	0402	2010	#3220653	2011	Denny
ROZ 2	324423	25.000	19940403	0402	2010	#3220653	2011	Denny
ROZ 3	324424	25.000	19940403	0402	2010	#3220653	2011	Denny
ROZ 4	324425	25.000	19940403	0402	2010	#3220653	2011	Denny
ROZAN	232807	150.000	19791005	0402	2010	#3220653	2011	Denny
ROZAN 2	368457	200.000	19990415	0402	2010	#3220653	2011	Denny
ROZAN 3	368458	50.000	19990415	0402	2010	#3220653	2011	Denny
ROZAN 4	370548	25.000	19990730	0402	2010	#3220653	2011	Denny
ROZAN 5	370549	25.000	19990730	0402	2010	#3220653	2011	Denny
ROZAN 6	370550	25.000	19990730	0402	2010	#3220653	2011	Denny
ROZAN 7	370551	25.000	19990801	0402	2010	#3220653	2011	Denny
HC 1	402264	25.000	20030513	0402	2010	#3220653	2011	Denny
HC 2	402263	25.000	20030513	0402	2010	#3220653	2011	Denny
Total		1950.000						



Toughnut
475,000 mE
5,475,000 mN
5,470,000 mN
366,379
366,381
366,380
233,255
233,240
516,414
350,279
350,277
546,682
338,011
546,696
546,939
338,015
333,280
338,017
546,936
546,681
390,702
390,701
394,695
598,304
605,434
605,429
605,062
360,557
546,654
390,585
232,861
232,860
232,862
390,584
373,681
373,757
373,756
373,759
394,637
550,511
546,683
382,324
393,142
304,158
393,143
321,250
370,251
378,495
378,496
378,497
378,498
378,499
378,494
368,458
368,457
370,550
370,549
370,548
546,933
232,807
602,205
370,551
232,755
329,912
329,913
232,806
232,756
232,754
324,422
324,424
324,423
324,425
339,837
339,838
339,839
406,240
402,264
402,263
554,830
406,241
Legend
Red Tenure #'s = Denny
Purple Tenure #'s = Emgold
0
1,000
2,000
metres
Rozan Claim Map
SE BC
Scale ~1:30,000 Jan 2010
NAD83Z11_NTS82F